The Virtual Church by AvinuMedia

The Digital Transformation of the Church

Investor Presentation, December 2020





Vision & Mission

Avinu Media's mission is to transform the way churches operate and give them a new and powerful way to service their members while preserving their income and vitality and approaching new audiences and existing audiences in a new way

Avinu Media aims to become the leading international provider of the "Virtual Church" - a platform including live broadcasting of services, virtual Bible classes, educational interactive biblical content, and faith & family streaming video on demand.

The Church World is Changing Dramatically

Compedia and Crossflix have joined forces to create the ultimate Virtual Church. This platform includes hundreds of hours of interactive Bible content, hundreds of top faith and family movies, live streaming to unlimited numbers of viewers, and social environment.

We make the church relevant and engage for the new millennials.

AvinuMedia

The Effect of Covid-19

The current Coronavirus pandemic situation has caused the closure of Churches and an existential threat to their future.

Churches now understand the they must to re-invent their role as the source of faith and education for the congregation and quickly transform to provide digital services to their members.



'Things Will Never Be The Same.' How The Pandemic Has Changed Worship

May 20, 2020 · 9:21 AM ET

https://www.npr.org/2020/05/20/858918339/things-will-never-be-the-same-how-the-pandemic-has-changed-worship

About Avinu Media Inc.

Avinu Media Inc. is a joint venture between **Compedia** and **Crossflix**, combining world leaders in online technologies and faith-based content. Avinu Media will distribute the Virtual Church all over the world. Initially, penetrating the USA market, which includes several segments (Christian Evangelical, Catholic, Lutheran, and more) and In parallel, Avinu Media will explore and promote significant opportunities that arose in the international Catholic market, and in South-Africa.

Market Overview

- Christian Market
- Church Market
- Related Market Trends
- The Need

Huge Christian Market

2.2 Billion

Christianity is by far the world's largest religion, with an estimated 2.2 billion adherents. [1]

247 Million

There are 247 million Christians in the US.

$1.2 Trillion

Faith Economy in US worth $1.2 trillion a year, equivalent to the 15th largest national economy in the world.[2]

AvinuMedia

Significant Church Market in the USA



380 thousand churches, most of them have 100 to 200 members. [1]



1,500 mega churches with 2000 members of more. [2]



150 TV ministries with millions of viewers. [3]

Religious organizations business size in the USA is $131 Billion. [4]

AvinuMedia

Huge Christian Market Worldwide

Regional Distribution



2010

- Europe 25.9%
- Americas 36.8%
- Sub-Saharan Africa 23.6%
- Asia-Pacific 13.1%
- Middle East–North Africa 0.6%

Major Christian Traditions

Percentage of Christian population that is ...



- Catholic 50.1%
- Protestant 36.7%
- Other Christian 1.3%
- Orthodox 11.9%

AvinuMedia

Related Market Trends

 US consumers are ditching traditional TV in favor of over-the-top (OTT) video services like Netflix, Amazon Prime and such.[1]

 Millennials require engagement and social activities and are abandoning traditional TV. [2]

 The E-Learning Industry growing strongly, assisted by emerging digital and interactive technologies and will reach US $325 billion by 2025. [3]

AvinuMedia

Urgent Need for Services and Content



Churches

There is a huge and urgent demand for an immersive and easy to use solution to serve the needs of churches to broadcast their services, conduct their Sunday classes online, and provide their members with added value like interactive and SVOD content based on their religious preferences.



Christian Families

The Christian audience is keenly seeking new ways to participate in church services, and for more video and interactive content that promotes conservative, family values to use at home. They regard the content available on Netflix and mainstream TV as violent and inappropriate to their standards.

The Product - The Virtual Church

The Virtual Church will be a holistic solution that includes live streaming, virtual classroom, interactive content, streaming video on demand, social network and one-click fundraising

CROSSFLIX PLUS - THE VIRTUAL CHURCH



VIRTUAL CHURCH STREAM™

Live Service Broadcast



VIRTUAL CHURCH CLASSROOM™

Virtual Sunday School Classroom



VIRTUAL CHURCH FEED™

Private Social Network



VIRTUAL CHURCH VOD™

Faith & Family Streaming Video on Demand



VIRTUAL CHURCH INTERACTIVE™

Interactive Digital Biblical Learning Content



VIRTUAL CHURCH DONATE™

One-click Fundraising

AvinuMedia

Virtual Church Stream™

Live broadcast of church services, sermons, and events.

The church can broadcast to a practically unlimited number of viewers.

After the broadcast, recording is stored on our servers and is available for additional viewing by any church member.



AvinuMedia

VIRTUAL CHURCH STREAM™

Live virtual Bible classes that simulate a real class by integrating web conferencing and teaching tools.

Enables the church to conduct Sunday school classes or adult Bible classes, or any other type of web conferencing, securely and easily.



AvinuMedia



VIRTUAL CHURCH VOD™

Streaming video on demand channel with over 3000 faith and family quality titles

Works on any platform: Smart TVs, streamers (Roku, Apple TV, Chromecast, Fire TV), smartphones, desktops

White-label: content, look & feel fully customizable to the needs of every denomination or mega-church

Powered by

     

Featuring: Dean Cain   Featuring: Louis Gossett Jr.   Featuring: Featuring: Featuring:

VIRTUAL CHURCH VOD™
Customer Support: 80
SIGN UP
MY A
Faith & Family Movies, Kids Biblical Education, and Crossflix Originals
WATCH EVERYWHERE. CANCEL ANYTIME.
JOIN FREE FOR 30 DAYS
POP CORN
iOS
tv
chromecast
fireTV
Roku TV
A DOG FOR Christmas
A Christmas Tree Miracle
IT'S TIME TO BELIEVE.















VIRTUAL CHURCH INTERACTIVE™



Interactive, engaging biblical content, and faith and family-safe general education.

Utilizes Compedia assets including its extensive library of faith based advanced interactive and immersive (3D and VR) content, together with its unique technologies.

Targeting families, lifelong learners, students, teachers, pastors and the general public

Powered by



Interactive Bible Channel



HilA
What would you like to learn?
The Bible Impact on Culture
5 (1,072)
+ My List
View
See how stories of the Hebrew Bible have impacted and influenced Western culture. Learn how the Bible has affected painters, composers, law-makers and more.
Continue Learning ....
Genesis. lesson 2/31
Architecture in Time. lesson 4/10
Babylon exile. lesson 5/7







VIRTUAL CHURCH DONATE™

One-click Fundraising provides the church with the capability to fundraise from its members for special missions or collect their tithes online and securely

AvinuMedia

VIRTUAL CHURCH FEED™

Secure, private, and church-controlled social feed for the entire congregation. The church can use this social network to announce its activities, and members of the congregation can post their messages and share it with other members in this safe, easy to use environment


Feed
Learning
Notebook
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Video 2
David Brick
Biblical Hebrew • 3m
I think it's just in our nature...
But it would be better to use something abstract.
2
0
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Bible Reading
David Brick
Biblical Hebrew • 3m
2
0
Revealing the Secrets of the Hebrew Bible / Voice of Total Silence - Video 1
David Brick
Biblical Hebrew • 3m
And after the fire there was the sound of a gentle whisper.
NIV translation.
From Biblical.com site
0
1

Marketing & Sales Strategy

- Competitive Landscape
- SWOT
- Business Model Canvas
- Go-to-Market Strategy
- Marketing Plan

Competitive Analysis - Major Advantages to AvinuMedia's Virtual Church

	AvinuMedia	Various Ministries (like God TV)	Pureflix	RightNow Media	Various Live Streaming Providers	Various Donation Collection Solutions
Educational, Interactive & Immersive Content	Huge amounts of immersive content	Limited amount of non-interactive content	X	X	X	X
Streaming VOD faith & family titles	3000 Titles	Limited amount	1500 Titles	20,000 short, talking head videos	X	X
Live webcasting	V	X	X	X	V	X
Live virtual class	V	X	X	X	X	X
One-click donation	V	X	X	X	X	X
White label solution	V	V	X	V	V	V
Customization of content	V	X	X	X	X	X
Works on any web enabled device	V	X	X	X	X	X
Multi-lingual	V	X	X	X	X	X

SW**O**T Analysis

STRENGTHS

- A full suite of solution under one platform
- High-quality, immersive digital content
- Huge selection of video titles
- High level of brand and content customization

WEAKNESSES

- Pricing could be steep for small churches
- Penetration would take time
- Marketing dollars - need investment



OPPORTUNITIES

- Coronavirus implications are changing the Ministry market and driving it online
- No similar solution in the market
- Good relationships with opinion leaders, and good reputation and references

THREATS

- Competition on part of the offering (RightNow media, Live Broadcasting, Fundraising)
- Churches are slow to change or adapt
- Free, non-branded tools

AvinuMedia

Business Model Canvas

Key Partners 🔗	Key Activities ✔	Value Propositions 🎁	Customer Relationships ❤	Customer Segments
• Key influencers • Denominations • Church software & service providers • Affiliates	• Sales & Marketing • R&D, Innovation • Customer success • IP & Brand management	• Full Solution - live broadcast, interactive education and video streaming • Customized per Church • Vast existing content • Company with Biblical values • Recommended by Christian opinion leaders	• Customer assistance in deployment • Co-creation of content • Flexibility in pricing	Primary - Ministries, white label - Small Churches - Mega-Churches - TV Ministries Secondary - B2C: - Crossflix - Hila
	Key Resources 👷 • HR • Content • Cloud infrastructure • IP and trademarks • Working capital		**Channels** 🚚 • Grassroot marketing • Opinion leaders • Social media • Exhibitions and events • Denominations • TV and web affiliates	

Cost Structure 🏷	Revenue Streams 💰
• Business structure - value driven - providing quality service and content • Cost structure - economies of scale	• Subscriptions fees • Premium sales upgrades • Setup fee • Payment processing fees (donations)

Go To Market Strategy

Product -What are we selling?

A full suite of Live Broadcast, Interactive and VOD content and One-Click fundraising



WHAT



WHO

Segments - Who are we selling to?

TV Ministries

Mega Churches

Small to Medium Churches

Go To Market

Channels - How will we reach our market

Opinion leaders

Exhibitions and events

Denominations



HOW



WHERE

Promotion - Where will we promote our product?

Social media

Grassroot marketing

TV and web affiliates

AvinuMedia

Marketing Plan

      

Targeting

1. Start with TV and Mega-Churches
2. Reach out the head Pastor through connections. Decision making is fast.
3. Any ministry that joins that platform brings many users and excellent PR

Strategic Partnerships / Channel

1. Channels: Opinion leaders like Ben Graham and others
2. Strategy: present a customized and ready-to-sell product
3. Leverage the Museum of the Bible (Green Family) relationships

Marketing

1. Reach out to Pastors and denomination leaders through connections and personal approach
2. Public version to be promoted via cooperation with existing Christian channels and social media leaders

Customer Retention

1. Allow ministries to upload their own services and educational resources.
2. Annual, auto-renewing subscription plan
3. Life-time value of a customer is at least five years (ministries are very slow to change)
4. Churches have recurring income from Premium services

AvinuMedia

Financials and Investment

Product Pricing

Sliding-scale annual subscription per ministry based on member size

Premium product like new movies or premium courses

Professional services - create customized content, provide training

Church Size (up to)	Basic setup fee	Monthly Subscription Fee
100	$2,000.00	$ 399
200	$2,000.00	$ 539
300	$2,000.00	$ 679
400	$2,000.00	$ 799
500	$2,000.00	$ 899
1000	$2,000.00	$ 1,499
2000	$2,000.00	$ 2,599
3000	$2,000.00	$ 3,499
4000	$2,000.00	$ 4,199
5000	$2,000.00	$ 4,699
10000	$2,000.00	$ 8,199

Financial Forecast

1. PROFIT FORECAST	Note	Year 1	Year 2	Year 3	Year 4	Year 5
		$000	$000	$000	$000	$000
Sales	2	1,537	7,684	15,087	29,455	53,913
Direct Costs	3	567	5,146	7,570	12,103	19,836
GROSS PROFIT		970	2,538	7,517	17,352	34,077
Gross Profit %		63.11%	33.03%	49.82%	58.91%	63.21%
Marketing	4	824	1,508	2,073	3,241	4,916
Development	5	1,863	2,432	2,814	3,197	3,388
General & Admin.	6	715	845	892	1,039	1,106
Operating Expenses		3,402	4,785	5,779	7,477	9,410
OPERATING RESULT		(2,432)	(2,247)	1,738	9,875	24,666
Corporate Tax	20%				1,387	4,933
RESULT AFTER TAX		(2,432)	(2,247)	1,738	8,488	19,733
COMMULATIVE RESULTS AFTER TAX		(2,432)	(4,679)	(2,941)	5,547	25,280
Gross Profit %		63%	33%	50%	59%	63%
Sales per Employee		99,139	349,274	580,286	920,457	1,497,589
NET CASH FLOW		(2,367)	(2,305)	1,382	8,139	18,445
CUMULATIVE CASH FLOW		(2,367)	(4,672)	(3,290)	4,849	23,294

Disclaimer: these are projections and cannot be guaranteed.

Investment Opportunity

Investment Required: US $1 million

Exit Strategy: Public Offering or Buyout

AvinuMedia

Corporate

Management Team

Founding Member - Christ Vue

Founding Member - Compedia

Management Team

CEO



Gil Ilutowich

Co-CEO, Chairman of the Board, Compedia
For over 30 years Gil supervised and managed the sales and marketing that generated more than 50 million dollars in sales into educational markets.

COO



Ilan Goldberg

Co-founder, COO, Compedia
Responsible for the operation and projects management. 30 years of experience in managing many large scale projects encompassing AR/VR, and Learning Management Systems.

CTO



Shai Newman

Co-founder, CTO, Compedia
Responsible for technology and innovation in the company. Shai initiated and managed technology cooperation projects with Microsoft, RARE/NINTENDO, News Corp, Intel, Microsoft and others.

President



Alan Mehrez

Co-founder and CEO of Crossflix Formerly headed Film Production and Sales and Acquisitions for F.M. Entertainment.

Executive Vice President



Aileen Rodriguez Mehrez

Co-founder Executive VP of Crossflix, many years' experience in TV and studio film productions, distribution and sales.

AvinuMedia

Founding Partner: Christ Vue



- Family friendly SVOD channel with over 2,000 subscribers.
- Launched in 2016 by former Hollywood movie producer and director Alan Mehrez.
- Mission to spread and strengthen faith in Christ through the best vidoe entertainment and Biblical education for adults and children.
- Accessible 24/7, ensuring that families are watching inspiring, uplifting content that is clean and curated.
- Addresses the scarcity of quality movies and other content suitable for Christians on Netflix or other mainstream networks.
- Recognized as a leader in Christian streaming, providing the best movies on the market. It offers literally thousands of documentaries, educational videos, and the best Christian movies to choose from.



Founding Partner: Compedia



- Founded in 1988, over 100 highly skilled employees.
- Expertise in cutting-edge educational technologies including augmented reality, virtual reality and advanced learning management systems.
- World-class capabilities content development, instructional design and UX.
- Developed dozens of award-winning products currently used by millions of people in 50 countries and in 35 languages. Compedia has over, many of whom are experts in their field.
- Many years' experience developing Christian products for leading Christian organizations, developing digital curricula for kindergarten up to college on biblical subjects, from both the Hebrew Bible and the New Testament.
- Strategic partnership with Museum of the Bible in Washington DC, as part of which it developed a variety of digital curriculum for high school, and interactive systems and content for the museum visitors.

AvinuMedia



AvinuMedia

Thank you, and we pray you'll join our journey!



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INVESTMENT RISKS

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